

Mail Stop 4631

May 23, 2017

Via E-mail
Mr. R. Francis J. O'Brien
Chief Financial Officer
The L.S. Starrett Company
121 Crescent Street
Athol, Massachusetts 01331

     RE: **The L.S. Starrett Company**
               Form 10-K for the Year Ended June 30, 2016
               Filed August 24, 2016
               Form 8-K
               Filed August 24, 2016
               Response dated May 3, 2017
               File No. 1-367

Dear Mr. O'Brien:

We have reviewed your response letter dated May 3, 2017 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2016

Management's Discussion and Analysis, page 11

1. We note your response to comment 1 of our letter dated April 25, 2017. You note that "normal" refers to the pension expense after adjusting the impact of the dramatic reduction of the discount rate in fiscal year 2016. As your disclosures note, the discount rate is adjusted annually based on corporate investment grade (rated AA or better) bond

yields. In this regard, it is not clear how you are able to determine what "normal" pension expense would be. If you continue to use this terminology, please clarify in your disclosures what is meant by "normal" pension expense.

Note 9. Impairment of Assets, page 32

2. We note your response to comment 2 of our letter dated April 25, 2017. Please help us better understand why there are no additional significant charges related to the vacated building in Mt. Airy, North Carolina. Please tell us what consideration was given as to whether the machinery and equipment included in the vacated building could be impaired pursuant to ASC 360-10-35. Please also tell us why there were no charges related to the employees that previously worked in this vacated building pursuant to ASC 420.

Form 8-K filed August 24, 2016

3. We note your response to comments 6 and 7 of our letter dated April 25, 2017. Please confirm that you will provide the following disclosures:
   - Please include a specific statement disclosing the reasons why you believe that the presentation of your non-GAAP financial measure provides useful information to investors as well as the additional purposes, if any, for which you use the non-GAAP financial measure. Refer to Instruction 2 to Item 2.02 of the Form 8-K. It does not appear that these specific statements were provided;
   - Please provide clarifying disclosures related to what the adjustment to remove pension charges represents in the context of your pension accounting policy. For example, you should clarify in your disclosures how you account for these actuarial gains or losses in your historical financial statements;
   - Please provide a quantitative context for the actual and expected plan asset returns. Please expand your disclosures to explain that your non-GAAP financial measures reflect the expected return on plan assets, which you have disclosed, as a result of your non-GAAP financial measures removing the expense from actuarial gains or losses associated with your defined benefit plans; and
   - As you indicate in your response, pension obligations ultimately settle in cash. In this regard, please do not characterize the pension adjustment as "non-cash."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Pigott, Senior Counsel, at (202) 551-3570 or, in his absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or in her absence,

Mr. R. Francis J. O'Brien
The L.S. Starrett Company
May 23, 2017
Page 3

Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction